September 19th, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4831

By electronic filing (“Edgar correspondence”) with paper courtesy copies.

Attention: John Cash, Branch Chief

Re:  Veolia Environment
Form 20-F for the Fiscal Year ended December 31, 2013
Filed April 16, 2014
File No. 1-15248

Dear Mr. Cash:

Thank you for your letter dated August 27, 2014 commenting on the above-referenced filing. Set forth below are the responses of Veolia Environnement (the “Company”) to the comments included in your August 27, 2014 letter.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter, and have provided the Company’s responses immediately following each numbered comment.

This letter has been prepared in consultation with Cleary Gottlieb Steen & Hamilton LLP, our U.S. and French counsel.

General

1.	You described in your letter to us dated September 12, 2011 your activities in Cuba, Sudan and Syria, countries designated as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about Cuba, Sudan or Syria, except the disclosure on page 18 that that you are assisting the British government in the destruction of chemical precursors associated with Syria’s chemical weapons. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter, if any. Your response should describe any products, technology, services, information or support you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

Response:

The activities of the Company and its subsidiaries in Cuba, Syria and Sudan are minor and have decreased since our letter dated September 12, 2011. Below we provide details with respect to projects mentioned in our letter dated September 12, 2011 as well as with respect to projects or governmental contacts in such countries since the date of such letter. To facilitate

Veolia Environnement Siège social : 38, avenue Kléber • 75799 PARIS Cedex 16 • France tél. : +33 (0)1 71 75 00 00 • fax : +33 (0)1 71 75 10 45 www.veolia.com	Société Anonyme à Conseil d’Administration au capital de 2 811 509 005 euros 403 210 032 RCS PARIS the staff’s review, we have organized our response by business activity as we did in our letter dated September 12, 2011.

Water activities

With respect to Sudan and as already mentioned in our letter date September 12, 2011, Veolia Water Supply & Technology (“VWST”) has been involved in the supply of chemical products used by manufacturers of food, soda and potable water (mainly bottling plants) for the cleaning of reverse osmosis membranes. VWST also supplied some spare parts, mainly filters and stainless steel accessories for meshwith mashrom, to the Sudanese Arab Mining Company, a subsidiary of a European company. VWST revenues generated by the supply of these products in Sudan amounted to a total of €1.6 million between September 2011 and December 31, 2013. Revenues decreased to €113,000 in the first half of 2014, and this activity was entirely terminated in July 2014.

Concerning activities in Syria, our letter dated September 12, 2011 mentioned the preliminary contacts between the Company’s subsidiary SADE, which specializes in water networks and related infrastructure, and the Syrian Ministry of Housing and Construction, in response to a request for proposals relating to a water distribution project on Lake Assad/Maskane-Salamieh. The project was expected to be co-financed by the French and Syrian Governments. However, the project was interrupted by the recent political unrest in Syria. No bid has been submitted, and no contract has been concluded.

Starting in September 2010, Aqua Consult Ingenieur GmbH, a subsidiary of Veolia Wasser, was involved in a project for engineering education in Syria. Training and workshops took place in Damascus and in Germany. This project was funded by Deutsche Investitions-und Entwicklungsgesellschaft gmbH, a 100% subsidiary of KfW Entwicklungsbank (Kfw Development Bank) and is part of a German development aid project with Syria in the water sector. As from September 2011, Aqua Consult received revenues of €9,276.00 for this mission. The project was completed in August 2012.

With respect to Cuba, since our letter dated September 12, 2011, VWST made for Cerveceria Bucanero SA some minor supplies of goods for professional purposes, such as pumps, valves and cables, in Cuba. These supplies generated revenues of €29,000 in 2013. All activities stopped in September 2013.

The water activity has no other ongoing contracts, projects or discussions in Cuba, Syria or Sudan.

Energy activities

In our letter dated September 12, 2011, we mentioned two lighting projects in Syria conducted by Citelum and its subsidiary, Architecture Lumière Conseil. Both Architecture Lumière Conseil and Citelum were divested from the Veolia Group in 2014. The energy activity has no other ongoing contracts, projects or discussions in Cuba, Syria or Sudan.

Transportation activity

Transdev (jointly owned by the Caisse des dépôts et consignations) does not have any ongoing contracts, projects or discussion in Cuba, Syria or Sudan.

Waste activities

The waste activity has no ongoing contracts, projects or discussion in Cuba or Sudan.

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With respect to Syria, in 2014, in the United States, Veolia Environmental Services worked with the Organization for the Prevention of Chemical Weapons (OPCW) to securely destroy certain chemicals that originated in Syria pursuant to an international cooperation program overseen by the OPCW.  The destruction was undertaken at Veolia's Port Arthur, Texas facility.  Veolia worked with the United States government, including the Environmental Protection Agency, the Department of Homeland Security, the Department of Commerce, the Department of State, and others, to ensure that the material was properly permitted and handled from the port where it arrived to the facility where it was destroyed. This mission was based on revenues of approximately $2 million and reached approximately $2.5 million in total.

During the year 2014, Veolia ES (UK) Limited has also carried out the secure destruction of certain chemicals that originated in Syria pursuant to an international cooperation program overseen by the Organization for the Prohibition of Chemical Weapons (OPCW). This was carried out under the terms of a pre-existing contract in place between Veolia and the UK's Ministry of Defence and no arrangements were made by Veolia with the government of Syria or any other entity within Syria. The destruction took place at Veolia's Ellesmere Port facility in the United Kingdom under the guidance of UK government agencies and was also supervised by OPCW inspectors.

There has been no other activity/ transaction/ investment to be reported or planned for any other Group entity involved in waste activities related to Syria.

Charitable Program

The Company has an integrated charitable program called the Veolia Environnement Foundation (the “VE Foundation”), which provides both technical and financial support to charitable projects. When humanitarian emergencies arise, the employees of the Company volunteer through the VE Foundation to provide humanitarian assistance to populations in need. The network of Company employees volunteering their expertise for the VE Foundation is called “Veoliaforce”.

In our letter dated September 12, 2011, we mentioned our mission in Cuba. In March 2010, the VE Foundation agreed with the Paris District Water Treatment Syndicate (“SIAAP – Syndicat Interdépartemental d’Assaisnissement de l’Agglomération Parisienne”) to provide technical and financial support to the NGO “Cuba Cooperation” in a project to help the Havana Provincia improve its water treatment network in Rio Ariguanabo and Rio Govea river basins. In connection with this project, each of SIAAP and the VE Foundation committed to spend €150,000. VE Foundation already spent €100 000 before the end of year 2012 and committed to spend the remaining €50 000 before December 31, 2014.The sponsorship engagement of VE foundation, which was extended in order to end the works for the water treatment, will terminate on December 31, 2014.

VE Foundation has no other ongoing contracts, projects or discussion in Cuba, Syria or Sudan.

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Item 5. Operating and Financial Review and Prospects, page 84

Change in Reporting Segments, page 92

2.	We note that due to your new organizational structure you will revise your reportable segments in 2014 to be based on geographic regions. It appears to us that your business types (e.g., water, environmental) may represent operating segments that will be aggregated into your new reportable segments. If applicable, please tell us how you determined aggregation is appropriate based on the provisions IFRS 8.12 or explain how you determined your business types are not operating segments.

Response:

The Company has determined that its business activities (water, waste, energy services) are not operating segments. The Company has undertaken a comprehensive reorganization of its activities and management, and has determined that its operating segments are geographical.

The Group’s reorganization has been implemented starting in 2014, following a comprehensive review undertaken under the supervision of the Chief Executive Officer (who is the chief operating decision maker) during 2013. The reorganization has significantly changed the management of the Group, as follows:

·	There is now a single management organization by country. The Group is no longer managed by global business type (waste, water…), but is focused on the development of synergies within countries with the aim of a better market differentiation.

·	This has been accompanied by a re-positioning of key levels of decisions such as approval of budgets, allocation of resources, evaluation of performance, from the business type level to the country level.

·	The only exceptions are certain businesses that are conducted on a worldwide basis (mainly Technology and Networks, and hazardous waste treatment), which are included in a single “global businesses” segment.

Since the beginning of 2014, information relating to the operating results of the Group’s geographical units is reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segments and to assess their performance. The same is no longer true for the Group’s business types – there is no process for allocating resources to a global “water” or “waste” business, because there are no longer global business units relating to these activities. Instead, allocations are made to geographical units. There is no longer a global head of “water” or “waste.” Instead, the Group’s management structure is organized along geographical lines.

The Company continues to report information to the market on the basis of its business types, in order to ensure a smooth transition for investors and analysts. This is particularly important (and has been requested by investors and analysts) given the complexity of the Group’s activities and the accounting for such activities, as well as the simultaneous transitions resulting from the implementation of IFRS 10, 11 and 12, and the transactions involving Dalkia. The Company will continue to report to investors and analysts on a “dual” basis until it determines that the investor and analyst community is fully at ease with the Company’s new reporting basis.

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For the foregoing reasons, the Company does not consider its business types to be “operating segments” within the meaning of IFRS 8.

Adjusted Operating Cash Flow, page 109

3.	Please revise future filings to quantify the items you identify as the main contributors to changes in adjusted operating cash flow.

Response:

The Company notes the staff’s comments and will provide quantitative information regarding the factors that contribute to changes in adjusted operating cash flow in the future, to the extent practicable and material. The Company notes that in some cases, providing quantitative information could result in the disclosure of sensitive commercial information that might affect the Company’s competitive position or its relationships with customers. The Company may in those cases decide to present only qualitative information in order to preserve the confidentiality of such information.

Liquidity and Capital Resources, page 131

Net Cash from Operating Activities, page 131

4.	Please revise future filings to explain your typical receivable terms. Please also disclose and discuss changes in Days Sales Outstanding during each period.

Response:

The Company notes the staff’s comment and will provide the requested disclosure relating to Days of Sales Outstanding in future filings. With respect to receivable terms, they are determined on a case-by-case basis through negotiations, and they often vary from country to country. As a result, it is not practicable to provide a meaningful discussion of such terms. To the extent that there are changes in overall trends in receivables terms that are material to investors, the Company will include appropriate disclosure in future filings.

Debt Covenants – subsidiary debt, page 137

5.	We note that compliance of some subsidiary debt covenants has been waived. To the extent material, please enhance future disclosures to identify the amount of debt where covenants were waived. Please be advised, if it is reasonably likely that you may not comply with material debt covenants, please revise future filings to disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response:

The Company notes the staff’s comments. If in the future any debt covenants are waived or any instances of non-compliance are reasonably likely, and if these circumstances are material, the Company will include appropriate disclosure. The Company notes that the subsidiary for which debt covenants were waived in 2013 was not material.

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Item 6. Directors, Senior Management and Employees, page 143

Board Members, page 147

6.	We note that three of your major shareholders- Caisse des dépôts et consignations, Groupama SA, and Qatari Diar Real Estate Investment Company- select permanent representatives to act as directors on your board. Please disclose the arrangements between these shareholders and your company that enables them to place permanent representatives on your board of directors. See Item 6.A.5 of Form 20-F.

Response:

There is no arrangement between any of the three major shareholders and our Company that enables them to place permanent representatives on our board of directors. Under French law, legal entities may be appointed as directors. This is the case for each of the three shareholders, although not pursuant to any arrangement with our Company. According to the French Commercial Code (article L.225-20), if a legal entity is appointed as a director, such legal entity must then appoint an individual to act as its “permanent representative”, through whom the entity exercises its duties as a director. This permanent representative may be replaced at any time by the legal entity appointed as director.

Board of Directors’ Compensation, page 169

7.	We note that although you include Philippe Kourilsky in the compensation table, you have not identified him as a director in your discussion of the board members. If, as indicated in a footnote to the Share Ownership table, Mr. Kourilsky is a former director, please include similar footnote disclosure to the extent he is identified in the compensation table.

Response:

As noted in the footnote to the share ownership table, the term of office of Mr. Kourilsky expired at the close of the Shareholders’ Meeting of May 14, 2013. He will therefore not appear in either the compensation table or the share ownership table that will be included in the Company’s annual report on Form 20-F for the year ended December 31, 2014.

Share Ownership, page 204

8.	Please note that you must disclose the share ownership of members of your management, or Executive Committee, as well as your board of directors. Please confirm your understanding and revise in future filings.

Response:

The Company notes the staff’s comment and will include this information in future filings.

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9.	In future filings please disclose the percentage of shares outstanding that each person listed in the table owns, as required by Item 6.E.1 of Form 20-F. Please also clarify, in English, that Thierry Dassault is your non-voting member.

Response:

The Company notes the staff’s comment and will include in future filings a column indicating the percentage of shares that each person listed in the table owns in the share ownership table. In such filing, the Company will also clarify that the French term censeur means such person is a non-voting member of the Company’s board of directors.

Item 8. Financial Information, page 212

Litigation, page 212

10.	Please revise future filings to also address how you have considered the impact of legal, governmental or arbitration proceedings on cash flows.

Response:

As disclosed on page 212 of our annual report on Form 20-F for the year ended December 31, 2013 (the “2013 20-F”), the total amount of reserves recorded for all litigation was €233.9 million as of December 31, 2013. This amount was also disclosed on page F-105 of the 2013 20-F. These reserves for litigation include both current and non-current provisions as required by IAS 37 for tax, employee and other litigation.  The use of provisions for litigation in 2013 was disclosed in the column “Utilization” on page F-105 of the 2013 20-F in the lines tax litigation, employee litigation and other litigation, for a total of €49.1 million, which corresponds to either a cash outflow or a change in working capital in the cash flow statement. In future filings, we will refer to this use of provisions and the impact on cash flow.

WASCO and Aqua Alliance, Inc., page 214

11.	We note that during the ten-year period ended December 31, 2013, the average annual costs that you have incurred with respect to these claims, including amounts paid to plaintiffs, legal fees and expenses, have been approximately USD1,270,000, after reimbursements by insurance companies. Please tell us the amount of average annual reimbursements by insurance companies during the same period and provide us additional information regarding the terms of your insurance coverage, including any potential limits. Please also tell us how many claims have been paid to date and how many claims remain outstanding.

Response:

The Company believes that the amounts involved in these claims against it are not material and respectfully submits that disclosure of the terms of its insurance coverage as well as their potential limits could prejudice its position with respect to such claims. Such information would be useful to the opposing party in settlement negotiations and, potentially, in formulating litigation tactics or strategy. Specifically, knowledge of the amount of insurance coverage could dramatically increase the Company’s exposure. Accordingly, the Company does not wish to disclose the specific amount of such insurance coverage. In addition, such disclosure could also affect the exposure of the Company’s numerous insurance carriers, whose input has not been solicited. While the Company is aware that the Commission has procedures for confidential submission of sensitive information, it is also

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aware that the plaintiff’s bar is often able to obtain such confidential submissions through requests under the Freedom of Information Act.

In order to demonstrate to investors that the amounts at issue are not material, the Company disclosed in its 2013 Form 20-F the average annual aggregate costs incurred by the Company with respect to these claims (approximately $1,270,000 net of insurance recoveries) during the ten-year period ended December 31, 2013. The Company has disclosed such amounts in its prior reports on Form 20-F since 2006.

In addition, the Company’s insurance coverage of such claims is extremely complex and providing a description of the various limitations and exclusions of such coverage would require a significant amount of work, which, given the amounts at stake, does not appear to be needed for the information of investors.

In addition, to respond to the Commission’s inquiry as to the amounts of insurance reimbursements, the Company notes that the yearly average amount paid by insurance over the 10-year period ended December 31, 2013 is approximately $2,370,000. To date, 9,325 claims have been settled and 6,731 claims remain outstanding.

Item 18. Financial Statements

Note 16 – Equity, page F-98

16.4 – Deeply subordinated securities, page F-102

12.	We note that in January 2013 Veolia Environnement issued deeply subordinated perpetual securities in euros and pound sterling redeemable from April 2018 and that this issue is recorded in equity due to its intrinsic terms and conditions. Please tell us and revise future filings to explain the terms and conditions that result in this issue being recorded in equity.

Response:

The deeply subordinated perpetual securities issued in euros and pounds sterling by the Company have no finite maturity date and, except in the event of liquidation or transfer of the whole business of the entity, the repayment of the nominal amount of the securities and the payment of interest are under the Company’s control.  Pursuant to the terms of the securities, interest is only due if the Company decides to distribute dividends, repurchase its own equity instruments or repay certain other securities. According to IAS32.11, a financial liability is defined as “a contractual obligation to deliver cash or another financial asset to another entity.” In addition, IAS32.19 states that “if an entity does not have an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the obligation meets the definition of a financial liability.”

Since the Company has no contractual obligation to deliver cash, the deeply subordinated perpetual securities have been classified as equity instruments (IAS32.16). In future filings, we will explain this classification as equity instruments.

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***

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions or comments regarding the enclosed material to contact information, or to Andrew Bernstein of Cleary Gottlieb Steen & Hamilton LLP at +33 1 40 74 68 00.

Very truly yours,

/s/ Philippe Capron

Philippe Capron

Chief Financial Officer

cc:	Andrew Bernstein, Partner Cleary Gottlieb Steen & Hamilton LLP

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